HEMISPHERE ENERGY ANNOUNCES Q3 2014
FINANCIAL AND OPERATING RESULTS

TSX-V: HME

Vancouver, British Columbia, November 18, 2014 – Hemisphere Energy Corporation (TSX-V: HME) (“Hemisphere” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2014.

Q3 2014 Highlights

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Achieved highest quarterly average production rate to-date of 725 boe/d (86% oil and NGL), a 31% increase over the second quarter of 2014 and a 57% increase over the third quarter in 2013. With the wells drilled during the summer program coming onstream in late August, September production averaged 930 boe/d (92% oil).

•	Generated a record $4.7 million in petroleum and na tural gas rev enue.

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Increased quarterly funds flow from operating activ ities to a ne w record of $2.3 million ($0.03 per share), representing a 47% increase over the sec ond quarter of 2014 and a 45% increa se over the third quarter of 2013.

•	Achieved net income of $833,231 or $0.01 per share.

•	Increased operating netback to $42.79/boe, an i mprovement of $2.81/boe over the second quarter of 2014 despite a 7% decrease in average rea lized price.

•	Decreased operating and transportation expenses by 29% over the second quarter of 2014 to $14.33/boe.

•	Spent a total of $6.5 million on its capital expenditu re program, including $3.8 million on drilling and completions and $1.6 million on facilities.

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Recorded net debt of $6.0 million at September 30, 2014, repres enting 0.7 times annualiz ed third quarter 2014 funds flow from operations. Hemisp here’s stro ng balance sheet and low cost operations position the Company to withstand any pr olonged co mmodity pric e weakness.

•	Closed an acquisition in the Atlee Buffalo area, which included an 85% working interest in 1.75 sections (1,120 acres) of land adjacent to the Company’s existing land base.

•	Successfully executed the Company’s five well summer drilling program in Atlee Buffalo on schedule and under budget.

•	Promoted Mr. Ian Duncan from Vice President of Engineering to Chief Operating Officer and Ms. Ashley Ramsden-Wood to Vice President of Engineering.

Financial and Operating Summary

Selected financial and operational highlights should be read in conjunction with Hemisphere’s interim condensed Financial Statements and related Management’s Discussion and Analysis for the three and nine months ended September 30, 2014. These reports are available on SEDAR at www.sedar.com and on Hemisphere’s website at www.hemisphereenergy.ca. All amounts are expressed in Canadian dollars.

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Financial
Petroleum and natural gas revenue	$4,703,496	$3,165,562	$12,066,993	$7,615,092
Petroleum and natural gas netback	2,852,204	1,970,836	6,741,319	4,361,137
Funds flow from operating activities(1)	2,279,842	1,570,350	5,338,610	3,209,376
Per share, basic and diluted	0.03	0.03	0.08	0.06
Net income	833,231	816,130	2,511,462	1,191,585
Per share, basic and diluted	0.01	0.02	0.04	0.02
Capital expenditures, including property acquisitions	6,502,651	1,970,850	14,385,158	4,376,639
Net debt(2)	(6,049,362)	(5,043,827)	(6,049,362)	(5,043,827)
Bank indebtedness	$2,200,000	$3,800,000	$2,200,000	$3,800,000

Notes:

(1)

Funds flow from operating activities is a non-IFRS measure representing net income or loss before depletion, depreciation and accretion, share- based payments, impairment and any deferred tax adjustment.

(2)	Net debt is calculated as current assets minus current liabilities including bank indebtedness and excluding flow-through share premium.

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Operating
Average daily production
Oil (bbl/d)	624	335	522	360
Natural gas (Mcf/d)	594	501	551	383
NGL (bbl/d)	2	3	1	3
Combined (boe/d)	725	461	616	428
Oil and NGL weighting	86%	82%	85%	85%
Average sales prices
Oil ($/bbl)	$77.97	$87.76	$79.88	$73.46
Natural gas ($/Mcf)	3.97	2.57	4.33	3.09
NGL ($/bbl)	59.86	69.65	63.61	69.34
Combined ($/boe)	$70.52	$74.56	$71.81	$65.24
Operating netback ($/boe)
Petroleum and natural gas revenue	$70.52	$74.56	$71.81	$65.24
Royalties	13.39	15.02	13.23	11.44
Operating costs	11.31	10.47	15.28	13.53
Transportation costs	3.02	2.66	3.17	2.91
Operating netback	$42.79	$46.42	$40.13	$37.36

Subsequent Achievements

•	Completed the Company’s five well fall drilling program consisting of four horizontal development wells in Atlee Buffalo and one vertical exploratory well in Jenner.

•	Commenced 3D seismic programs in both the Atlee Buffalo and Jenner areas.

•	Appointed Mr. Richard Wyman to the Company’s Board of Directors.

Message to Shareholders

The third quarter of 2014 represented the most active quarter in Hemisphere’s corporate history. The Company made significant progress in developing its Atlee Buffalo property by successfully completing its five well summer drilling program on schedule and under budget. All five wells were on production by the end of August and contributed one month of production towards Hemisphere’s third quarter production record.

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Based on the successful results of the summer drilling program, the Company accelerated its fall drilling program and commenced operations in September with an additional five well program which included four horizontal wells in Atlee Buffalo and one vertical well in Jenner. The new horizontal wells are expected to be on production by the end of November and the vertical well is anticipated to be completed and tested by year-end.

Hemisphere’s average combined realized price in the third quarter of 2014 was $70.52 per boe. During the fourth quarter, the Company has seen a decrease in WTI price; however, realized prices have been partially offset by the lower differential between WTI and WCS and a lower CDN$ exchange rate.

Operating netback for the third quarter was $42.79 per boe compared to $39.98 per boe in the second quarter of 2014 despite a 7% decrease in the combined realized price. The increased netback is attributed to lower operating costs from the previous quarter.

Operating and transportation costs improved significantly and decreased by 29% during the third quarter of 2014 to $14.33 per boe compared with the second quarter of 2014. The decrease is a result of reduced third party processing, as well as higher production levels in Atlee Buffalo which have lower operating costs per boe. Hemisphere will continue to identify efficiencies and focus on low cost production as a way to offset weaker commodity prices and maximize corporate netbacks.

Royalties for the third quarter of 2014 were $13.39 per boe, representing a decrease of 13% over the second quarter of 2014. This decrease can be attributed to the reduction in combined average realized price, as well as the lower royalty rate for new horizontal wells drilled in the third quarter.

In 2014, Hemisphere has made substantial progress in achieving record production and cash flow growth while reducing operating costs and maintaining a strong balance sheet. The Hemisphere team is committed to generating per share growth through focusing on the development of its low cost asset base and protecting the balance sheet during commodity price fluctuations.

About Hemisphere Energy Corporation

Hemisphere is a producing oil and gas company focused on developing core areas that provide low to medium risk drilling opportunities to increase production, reserves and cash flow. Hemisphere's continued growth plan is through drilling existing prospects and executing strategic acquisitions and farm-ins. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:

Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl	barrel	Mcf	thousand cubic feet
bbl/d	barrels per day	Mcf/d	thousand cubic feet per day
$/bbl	dollar per barrel	$/Mcf	dollar per thousand cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
$/boe	dollar per barrel of oil equivalent	NGL	natural gas liquids
WTI	West Texas Intermediate
WCS	Western Canadian Select
CDN$	Canadian dollar

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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